09055735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue
(No. and Street)

Newton	MA	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon (617) 454-6537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC 101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT B. PERCIVAL II
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 29, 2015

[signature]
Signature

Senior Vice President, CFO
Title

[signature] 2-24-09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Financial Statements and Supplementary Schedules
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Shareholder of Upromise Investments, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, Upromise Investments, Inc. has extensive material transactions with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2009

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$17,460,220
Cash segregated under federal and other regulations	53,434
Accounts receivable	2,082,677
Prepaid expenses	1,881,965
Securities owned, not readily marketable, at estimated fair value	7,413
Intangible asset, net of accumulated amortization of $37,042	153,455
Deferred tax asset	188,592
Total assets	$21,827,756
Liabilities and Stockholder's Equity	
Due to related parties	$ 898,934
Accrued expenses	412,156
Taxes payable to Parent	2,915,411
Total liabilities	4,226,501
Commitments and contingencies (Note 7)	
Common stock, $.01 par; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	844,396
Retained earnings	16,756,858
Total stockholder's equity	17,601,255
Total liabilities and stockholder's equity	$21,827,756

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Service fees	$ 17,529,089
Total revenues	17,529,089
Expenses	
Compensation and benefits	4,748,759
Computer operations	926,381
Professional fees	837,525
Promotional expenses	742,198
General and administrative	717,967
Occupancy	321,399
Total expenses	8,294,229
Net income before provision for income taxes	9,234,860
Provision for income taxes (Note 5)	(3,741,357)
Net income	$ 5,493,503

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at December 31, 2007	100	$ 1	$ 844,396	$11,263,355	$12,107,752
Net income	-	-	-	5,493,503	5,493,503
Balance at December 31, 2008	100	$ 1	$ 844,396	$16,756,858	$17,601,255

The accompanying notes are an integral part of these financial statements.

Upromise Investments, Inc.
(An Indirect Wholly-Owned Subsidiary of SLM Corporation)
Statement of Cash Flows
Year Ended December 31, 2008

Operating activities	
Net income	$ 5,493,503
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in unrealized loss on securities	7,434
(Increase) in cash segregated under federal and other regulations	(573)
(Increase) in accounts receivable	(240,085)
(Increase) in prepaid expenses	(1,491,736)
(Increase) in deferred tax asset	(93,872)
(Decrease) in due to related parties	(1,407,389)
Increase in accrued expenses	188,969
(Decrease) in taxes payable to Parent	(890,109)
Total adjustments	(3,927,361)
Net cash provided by operating activities	1,566,142
Net increase in cash	1,566,142
Cash, beginning of year	15,894,078
Cash, end of year	$ 17,460,220
Cash disbursements made for:	
Income taxes paid	$ 4,725,522

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"), which is a wholly-owned subsidiary of SLM Corporation ("SLM"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Municipal Securities Rulemaking Board, Securities Investor Protection Corporation, and National Securities Clearing Corporation.

The Parent was purchased by SLM on August 22, 2006. The purchase accounting has not been pushed down for purposes of stand alone financial statement presentation.

The Company has agreements to provide program management, transfer and servicing agent and administration services for various college savings programs ("529 Plans"). The plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with Upromise Investment Advisors, LLC ("UIA") under which UIA will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company and UIA are affiliated through common ownership.

The underlying assets in the 529 Plans are invested in mutual funds, exchange-traded funds or separate accounts ("underlying investments") recommended by the Company. The Company has entered into agreements with various leading investment managers who are responsible for the day-to-day management of the underlying investments. The majority of the assets in the Company's 529 Plans are invested by The Vanguard Group in proprietary funds of the firm.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Statement of Cash Flows and Supplemental Data
Cash includes demand bank deposits. During the year ended December 31, 2008, the Company paid $4,725,522 for income taxes.

Cash Segregated Under Federal and Other Regulations
The Company maintains a separate account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

Securities Owned, at fair value
Securities owned by the Company consist solely of an investment in Nasdaq OMX Group, Inc. This security is not readily marketable because it cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Revenue Recognition
Service fees represent the distribution fee component of the program management fees earned under the 529 Plan agreements. Distribution fees are earned for the broker-dealer related activities performed by the Company intended to result in the sale of 529 Plan units. The fees are calculated daily, and paid monthly, based upon the net assets in the underlying investments in the 529 Plans.

Income Taxes
The Company is included in the consolidated income tax returns filed by SLM. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax liabilities are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional paid-in capital.

The Company adopted the provisions of the FASB's FIN No. 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Under FIN No. 48, an uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest related to unrecognized tax benefits, if any, in income tax expense and penalties, if any, in operating expenses.

Accounting for Stock-Based Compensation
In 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company's compensation cost in the year ended December 31, 2008 includes compensation cost for all share-based payments granted on or after the acquisition by SLM on August 22, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Intangible Assets
Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization ceased January 1, 2002 in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company reviewed the asset for potential impairment and has concluded that there is no impairment as of December 31, 2008.

Prepaid Expenses
Prepaid expenses primarily consist of a contract acquisition payment of $1,470,000 made in connection with the State of Indiana 529 plan agreements, executed in September 2008. The payment has been capitalized as a prepaid asset. The asset is amortized on a straight-line basis over the life of the 10 year contract, and the amortization is recorded as contra-revenue. During the year ended December 31, 2008, amortization of the contract acquisition payment totaled $36,750.

3. Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among wholly unrelated parties.

Transactions with SLM
SLM pays substantially all the accounts payable and payroll on behalf of the Company and SLM is reimbursed through the Due to related parties account on a routine basis. SLM also provides general overhead services (for example, the cost of processing the centralized accounts payable and payroll, and certain consulting services) which are not charged to the Company.

Transactions with the Parent
The Company has an expense sharing arrangement whereby the Parent will provide for substantially all facilities related, and technical support functions such as desktop and other network support functions for the Company. Facilities related expenses for the year totaled $302,225, and technical support expenses totaled $299,902.

Transactions with UIA
The Company and UIA jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans. All broker-dealer related expenses are incurred directly by the Company. Other operating expenses are shared between the Company and UIA pursuant to an expense sharing agreement whereby 30% of the shared expenses are allocated to the Company. These expenses include: compensation and benefits, computer operations, professional fees, promotional expenses, and general and administrative costs. In 2008, the 30% allocation represented $7,181,214 in expenses. The majority of these expenses are paid by SLM and reimbursed by the Company on a routine basis. Costs which are specifically incurred by the Company or UIA are expensed accordingly and not shared.

The Company also receives contract payments on behalf of UIA for certain 529 Plans. Fees for services performed for these Plans by both the Company and UIA are remitted in the aggregate to the Company. The Company accounts for the UIA portion of these payments as pass-through activity and remits the collected cash on a monthly basis to UIA, in arrears. At December 31, 2008, the net amount of cash collected by the Company on behalf of and not transferred to UIA was $892,894, and is shown in Due to related parties.

Income Taxes
Income taxes calculated for the Company on a separate company basis (See Note 5 below) are paid through the Parent. At December 31, 2008, taxes payable to the Parent were $2,915,411.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2008, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2008, the Company had net capital of $13,287,153 which was $13,037,153 in excess of its required net capital of $250,000.

5. Income Taxes

Federal income taxes are calculated as if the Company filed a separate income tax return. The components of the provision for income taxes are as follows:

	2008
Current Provision	
Federal	$ 2,929,679
State	905,732
Total Current Provision	3,835,411
Deferred Provision	
Federal	(70,907)
State	(23,147)
Total Deferred Provision	(94,054)
Provision for Income Tax Expense	$ 3,741,357

The effective tax rate is 40.52% and does not contain any significant differences to the statutory rate. The Company has a current tax liability to its parent of $ 2,915,411. The deferred tax asset is primarily related to de minimis computer hardware and software costs and stock compensation differences.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The implementation had no impact on the Company's financial statements. There are no FIN No. 48 liabilities as of December 31, 2008.

6. Stock-Based Compensation Plan

SLM grants stock-based compensation to Company employees under the SLM Corporation Incentive Plan. Awards may be in the form of stock or stock options.

The maximum term for stock options is 10 years and the exercise price must be equal to or greater than the market price of SLM common stock on the date of grant. Stock options granted prior to 2008 to officers and management employees generally vest upon SLM's common stock price reaching a closing price equal to or greater than 20 percent above the fair market value of the common stock on the date of grant for five days, but no earlier than 12 months from the grant date.

Stock options granted in 2008 to officers and management employees are price-vested with the grants vesting one-half upon the SLM's common stock price reaching a closing price equal to or greater than 20 percent above the fair market value of the common stock on the date of grant for five days but no earlier than 12 months from the grant date, and the second one-half vesting upon the Company's common stock price reaching a closing price equal to 40 percent above the fair market value of the common stock on the date of grant for five days but no earlier than 24 months from the grant date. In any event, all price vested options vest upon the eighth anniversary of their grant date. Options granted to rank-and-file employees are time-vested with the grants vesting one-half in 18 months from their grant date and the second one-half vesting 36 months from their grant date.

Stock-based compensation cost related to stock options recognized in the statements of income for the year ended December 31, 2008 was $291,599. The related income tax benefit for the year ended December 31, 2008 was $120,426. As of December 31, 2008, there was $140,173 of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.7 years.

The fair values of SLM's options granted to the Company's employees in the year ended December 31, 2008 were estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	Year Ended December 31, 2008
Risk-free interest rate	2.37%
Expected volatility	44.37%
Expected dividend rate	0.00%
Expected life of the option	3 years

The expected life of the options is based on observed historical exercise patterns. Groups of employees that have received similar option grant terms were considered separately for valuation purposes. The expected volatility is based on implied volatility from publicly-traded options on SLM stock at the date of grant and historical volatility of SLM stock. The risk-free interest rate is based on the U.S. Treasury spot rate at the date of grant consistent with the expected term of the option. The dividend yield is based on the projected annual dividend payment per share based on the current dividend amount, divided by the stock price at the date of grant.

The following table summarizes stock option activity for the year ended December 31, 2008.

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	89,200	$45.79		
Granted	197,500	21.50		
Exercised	0	0.00		
Canceled	(72,100)	30.88		
Outstanding at December 31, 2008	214,600	$ 28.44	8.7 yrs	$ 0
Exercisable at December 31, 2008	61,100	$ 45.89	7.9 yrs	$ 0

The weighted average fair value of options granted was $7.11 for the year ended December 31, 2008.

7. Commitments and Contingencies

The Company's program management contracts with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

The Company is subject to various claims, lawsuits and other actions that arise in the normal course of business. Management believes that these claims, lawsuits or other actions will not have a material adverse effect on its business, financial condition or results of operations.

The Company, pursuant to certain of its program management contracts, has annual commitments to pay marketing and administrative costs for the respective States. The total future contractual commitments for the Company are $2,673,000. The following schedule summarizes the annual commitments:

	Commitments
2009	$ 517,500
2010	482,000
2011	411,000
2012	410,250
2013 and thereafter	852,250
Total	$ 2,673,000

The total future commitment is $8,910,000, of which 70% is allocated to UIA, and not shown above.

8. Concentrations

The Company generates the majority of its revenues by providing services to various 529 Plans. Fees for such services are asset-based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets or legislative changes impacting the 529 college savings market, in general.

For the year ended December 31, 2008, revenue from three 529 Plans accounted for 67% of total revenue, with the most significant revenue concentration representing 36% of total revenue. The contracts for these three 529 Plans are subject to renewal based on State procurement rules within the next three years.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Upromise Investments, Inc.
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity	$ 17,601,255
Less - Nonallowable assets (see below)	4,306,689
Less - Haircuts on securities positions	7,413
Net capital	13,287,153
Less - Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items)	250,000
Net capital in excess of requirements	$ 13,037,153

Nonallowable assets
Description

Accounts receivable	$ 2,082,677
Prepaid expenses	1,881,965
Deferred tax asset	188,592
Intangible asset, net	153,455
	$ 4,306,689

Reconciliation with Company's computation (included in Part II of Form X-17A-5 filed by the Company on January 27, 2009)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 13,509,090
Adjustment to decrease compensation and benefits	105,181
Adjustment to increase general and administrative expense	(107,580)
Adjustment to increase deferred tax asset and tax expense	(219,538)
Net capital per above	$ 13,287,153

Upromise Investments, Inc.
Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ -
Total credit items	$ -

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of reserve requirements and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 27, 2009.

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5(g)(1)

To the Shareholder of Upromise Investments, Inc.:

In planning and performing our audit of the financial statements of Upromise Investments, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2009

Upromise Investments, Inc.

(An Indirect Wholly-Owned Subsidiary of SLM Corporation)

Financial Statements and Supplementary Schedules Pursuant to Securities and Exchange Commission Rule 17a-5 as of December 31, 2008 and For the Year then Ended